Response to N-SAR Item 77-D

Yes.

The First Investors Fund For Income adopted the following non-fundamental investment restriction regarding investments in credit-linked securities "(7) The Fund may invest in credit-linked securities, provided that (1) the issuers of such securities are not registered as investment companies under the 1940 Act, (2) no more than 10% of the Fund's net assets is invested in credit-linked securities, and (3) the Fund does not purchase more than 3% of the outstanding voting securities issued by any company that would be an investment company, but for the exemption provided by
Section 3(c)(7) of the 1940 Act."